As filed with the Securities and Exchange Commission on November 27, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

LAKELAND BANCORP, INC.

(Exact name of registrant as specified in its charter)

New Jersey	22-2953275
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

250 Oak Ridge Road, Oak Ridge, New Jersey 07438

(973) 697-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas J. Shara

President and Chief Executive Officer

Lakeland Bancorp, Inc.

250 Oak Ridge Road, Oak Ridge, New Jersey 07438

(973) 697-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Timothy J. Matteson, Esq. Executive Vice President, General Counsel and Corporate Secretary Lakeland Bancorp, Inc. 250 Oak Ridge Road Oak Ridge, New Jersey 07438 (973) 697-2000	Laura R. Kuntz, Esq. Lloyd Jeglikowski, Esq. Lowenstein Sandler LLP 65 Livingston Avenue Roseland, New Jersey 07068 (973) 597-2500

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☒

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a nonaccelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller Reporting Company	☐

Calculation of Registration Fee

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, no par value	1,500,000 shares(2)	$11.615	$17,422,500	$2,245

(1)	Pursuant to Rule 457(c) of the Securities Act of 1933, the proposed maximum offering price per share is estimated solely for the purpose of computing the registration fee and is based on the average of the high and low sales prices per share of the common stock as reported on the NASDAQ Global Select Market on November 20, 2013.
(2)	Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

2013 AUTOMATIC DIVIDEND REINVESTMENT AND

STOCK PURCHASE PLAN

1,500,000 Shares of Common Stock

We have adopted the Lakeland Bancorp, Inc. 2013 Automatic Dividend Reinvestment and Stock Purchase Plan (the “Plan”), which became effective on November 27, 2013. The Plan replaces in its entirety our prior 2007 Automatic Dividend Reinvestment and Stock Purchase Plan.

The Plan provides shareholders of our common stock with a convenient method of purchasing additional shares of our common stock. We are registering a total of 1,500,000 shares of our common stock for sale under the Plan.

You must already be a shareholder of Lakeland Bancorp, Inc. (“Lakeland Bancorp”) to participate in the Plan. Under the Plan, you may elect to have all or a portion of your Lakeland Bancorp cash dividends automatically reinvested in additional shares of our common stock. You may also, if you wish, use the Plan to purchase additional shares of our common stock through voluntary cash payments, subject to a minimum of $25 and a maximum of $10,000 in any calendar month, regardless of whether you participate in the dividend reinvestment feature of the Plan.

Shares purchased in the open market will be purchased at prevailing prices. The price of purchases from Lakeland Bancorp of authorized but unissued or treasury shares will be the average of the closing sales prices of our common stock as reported by the NASDAQ Global Select Market for the last five trading days prior to the purchase date on which trades were reported.

Our common stock is quoted on the NASDAQ Global Select Market under the symbol “LBAI.” On November 26, 2013, the closing sale price of our common stock on the NASDAQ Global Select Market was $12.40 per share. Our principal executive offices are located at 250 Oak Ridge Road, Oak Ridge, New Jersey 07438 and our telephone number is (973) 697-2000.

These securities are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of Lakeland Bancorp, Inc., and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 27, 2013.

LAKELAND BANCORP, INC.

We are a bank holding company incorporated under New Jersey law in 1989. We are the holding company for our principal subsidiary, Lakeland Bank, a New Jersey chartered commercial bank (“Lakeland Bank”). We operate banking offices located in eight New Jersey counties—Morris, Passaic, Sussex, Warren, Essex, Bergen, Somerset and Union. Lakeland Bank offers a full range of lending services, including commercial loans and leases, real estate and consumer loans to small and medium-sized businesses, professionals and individuals located in our markets. Our principal executive offices are located at 250 Oak Ridge Road, Oak Ridge, New Jersey 07438. Our telephone number is (973) 697-2000. Our website address is http://www.lakelandbank.com. Information on our website does not constitute a part of this prospectus and is not incorporated by reference herein. Unless the context requires otherwise, the “Company,” “we,” “us,” and “ours” as used herein refers to Lakeland Bancorp, Inc. and its consolidated subsidiaries.

We suggest that you retain this prospectus for future reference.

RISK FACTORS

An investment in our common stock is subject to risks inherent in our business. Before you decide to participate in the Plan, you should consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this prospectus. Our business, financial condition, operating results and cash flows can be affected by a number of factors, including, but not limited to, those set forth below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. If this were to happen, the value of our common stock could decline significantly, and you could lose all or part of your investment.

Recently enacted legislation, particularly the Dodd-Frank Act, could materially and adversely affect us by increasing compliance costs, heightening our risk of noncompliance with applicable regulations, and changing the competitive landscape in the banking industry.

From time to time, the U.S. Congress and state legislatures consider changing laws and enact new laws to further regulate the financial services industry. On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, was signed into law. The Dodd-Frank Act has resulted in sweeping changes in the regulation of financial institutions. The Dodd-Frank Act contains numerous provisions that affect all banks and bank holding companies. Many of the provisions in the Dodd-Frank Act remain subject to regulatory rule-making and implementation, the effects of which are not yet known. Although we cannot predict the specific impact and long-term effects that the Dodd-Frank Act and the regulations promulgated thereunder will have on us and our prospects, our target markets and the financial industry more generally, we believe that the Dodd-Frank Act and the regulations promulgated thereunder are likely to impose additional administrative and regulatory burdens that will obligate us to incur additional expenses and will adversely affect our margins and profitability. For example, the elimination of the prohibition on the payment of interest on demand deposits could materially increase our interest expense, depending on our competitors’ responses. Provisions in the legislation that require revisions to the capital requirements of Lakeland Bancorp and Lakeland Bank could require Lakeland Bancorp and Lakeland Bank to seek additional sources of capital in the future. More stringent consumer protection regulations could materially and adversely affect our profitability. We will also have a heightened risk of noncompliance with all of the additional regulations. Finally, the impact of some of these new regulations is not known and may affect our ability to compete long-term with larger competitors.

The Federal Reserve’s repeal of the prohibition against payment of interest on demand deposits may increase competition for such deposits and ultimately increase interest expense.

A major portion of our net income comes from our interest rate spread, which is the difference between the interest rates paid by us on amounts used to fund assets and the interest rates and fees we receive on our interest-earning assets. Our interest-earning assets include outstanding loans extended to our customers and securities held in our investment portfolio. We fund assets using deposits and other borrowings.

In July 2011, Regulation Q, which had prohibited the payment of interest on demand deposits by institutions that are member banks of the Federal Reserve System, was repealed. As a result, member banks and thrifts are now permitted to offer interest-bearing demand deposit accounts to commercial customers, which could result in increased competition for Lakeland Bank for deposits. If we decide to pay interest on demand accounts in the face of such competition, we would expect our interest expense to increase.

Lakeland Bancorp and Lakeland Bank may be subject to more stringent capital and liquidity requirements.

The Dodd-Frank Act also imposes more stringent capital requirements on bank holding companies such as Lakeland Bancorp by, among other things, imposing leverage ratios on bank holding companies and prohibiting new trust preferred issuances from counting as Tier I capital. These restrictions will limit our future capital strategies. Under the Dodd-Frank Act, our currently outstanding trust preferred securities will continue to count as Tier I capital, but we will be unable to issue replacement or additional trust preferred securities which would count as Tier I capital.

On July 2, 2013, the Federal Reserve Board (the “FRB”) approved the final rules implementing the Basel Committee on Banking Supervision’s (“BCBS”) capital guidelines for U.S. banks. Under the final rules, minimum requirements will increase for both the quantity and quality of capital held by Lakeland Bancorp. The rules include a new common equity Tier 1 capital to risk-weighted assets ratio of 4.5% and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets. The final rules also raise the minimum ratio of Tier 1 capital to risk-weighted assets from 4.0% to 6.0% and require a minimum leverage ratio of 4.0%. The final rules also implement strict eligibility criteria for regulatory capital instruments. On July 9, 2013, the Federal Deposit Insurance Corporation (“FDIC”) also approved, as an interim final rule, the regulatory capital requirements for U.S. banks, following the actions of the FRB. The FDIC’s rule is identical in substance to the final rules issued by the FRB. The phase-in period for the final rules will begin for Lakeland Bancorp on January 1, 2015, with full compliance with all of the final rule’s requirements phased in over a multi-year schedule through January 1, 2019. Management is currently evaluating the provisions of the final rules and their expected impact on Lakeland Bancorp and Lakeland Bank.

Future increases in minimum capital requirements could adversely affect our net income. Furthermore, our failure to comply with the minimum capital requirements could result in our regulators taking formal or informal actions against us which could restrict our future growth or operations.

Recent negative developments in the financial services industry and U.S. and global credit markets may adversely impact our operations and results.

The general economic downturn during the past few years, including a decline in the value of the collateral supporting loans, has resulted in the deterioration of loan portfolio performances at many institutions. The competition for our deposits has increased significantly due to liquidity concerns at many of these same institutions. Stock prices of bank holding companies, like ours, have been negatively affected by the current condition of the financial markets, as has our ability, if needed, to raise capital or borrow in the debt markets compared to prior years. While economic growth may have resumed recently, the rate of this growth has been very slow and unemployment remains at a high level. As a result, recent legislation, such as the Dodd-Frank Act, will require new regulations regarding lending and funding practices and liquidity standards, and financial institution regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement actions. Negative developments in the financial services industry and the impact of new legislation, including The Dodd-Frank Act, in response to those developments could negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance.

The downgrade of the U.S. credit rating and Europe’s debt crisis could have a material adverse effect on our business, financial condition and liquidity.

Standard & Poor’s lowered its long term sovereign credit rating on the United States of America from AAA to AA+ on August 5, 2011. A further downgrade or a downgrade by other rating agencies could have a material adverse impact on financial markets and economic conditions in the United States and worldwide. Any such adverse impact could have a material adverse effect on our liquidity, financial condition and results of operations. Many of our investment securities are issued by and some of our loans are made to U.S. government agencies and U.S. government sponsored entities.

In addition, the possibility that certain European Union (“EU”) member states will default on their debt obligations have negatively impacted economic conditions and global markets. The continued uncertainty over the outcome of international and the EU’s financial support programs and the possibility that other EU member states may experience similar financial troubles could further disrupt global markets. The negative impact on economic conditions and global markets could also have a material adverse effect on our liquidity, financial condition and results of operations.

A decrease in our ability to borrow funds could adversely affect our liquidity.

Our ability to obtain funding from the Federal Home Loan Bank or through our overnight federal funds lines with other banks could be negatively affected if we experienced a substantial deterioration in our financial condition or if such funding became restricted due to a further deterioration in the financial markets. While we have a contingency funds management plan to address such a situation if it were to occur (such plan includes deposit promotions, the sale of securities and the curtailment of loan growth, if necessary), a significant decrease in our ability to borrow funds could adversely affect our liquidity.

We are subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

We are unable to predict actual fluctuations of market interest rates. Rate fluctuations are influenced by many factors, including:

•	inflation or deflation

•	excess growth or recession;

•	a rise or fall in unemployment;

•	tightening or expansion of the money supply;

•	domestic and international disorder; and

•	instability in domestic and foreign financial markets.

Both increases and decreases in the interest rate environment may reduce our profits. We expect that we will continue to realize income from the difference or “spread” between the interest we earn on loans, securities and other interest-earning assets, and the interest we pay on deposits, borrowings and other interest-bearing liabilities. Our net interest spreads are affected by the differences between the maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities. Our interest-earning assets may not reprice as slowly or rapidly as our interest-bearing liabilities. Changes in market interest rates could materially and adversely affect our net interest spread, asset quality, levels of prepayments, cash flows, the market value of our securities portfolio, loan and deposit growth, costs and yields on loans and deposits and our overall profitability.

Lakeland Bancorp may incur impairment to goodwill.

We review our goodwill at least annually. Significant negative industry or economic trends, including the lack of recovery in the market price of our common stock price, reduced estimates of future cash flows or disruptions to our businesses, could indicate that goodwill might be impaired. Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and to rely on projections of future operating performance. We operate in a competitive environment and projections of future operating results and cash flows may vary significantly from actual results. Additionally, if our analysis results in an impairment to our goodwill, we would be required to record a non-cash charge to earnings in our financial statements during the period in which such impairment is determined to exist. Any such charge could have a material adverse effect on our results of operations and our stock price.

The extensive regulation and supervision to which we are subject impose substantial restrictions on our business.

Lakeland Bancorp, Lakeland Bank and certain non-bank subsidiaries are subject to extensive regulation and supervision. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole. Such laws are not designed to protect our shareholders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Lakeland Bank is also subject to a number of laws which, among other things, govern its lending practices and require it to establish and maintain comprehensive programs relating to anti-money laundering and customer identification. The United States Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputational damage, which could have a material adverse effect on our business, financial condition and results of operations.

Current levels of volatility in the capital markets are unprecedented and may adversely impact our operations and results.

The capital markets have been experiencing unprecedented volatility for the past several years. Such negative developments and disruptions have resulted in uncertainty in the financial markets and a general economic downturn. Bank and bank holding company stock prices have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets compared to prior years. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our business, financial condition and results of operations or our ability to access capital.

Lakeland Bank’s ability to pay dividends is subject to regulatory limitations which, to the extent that our holding company requires such dividends in the future, may affect our holding company’s ability to pay its obligations and pay dividends to shareholders.

As a bank holding company, Lakeland Bancorp is a separate legal entity from Lakeland Bank and its subsidiaries, and we do not have significant operations of our own. We currently depend on Lakeland Bank’s cash and liquidity to pay our operating expenses and dividends to shareholders. The availability of dividends from Lakeland Bank is limited by various statutes and regulations. The inability of Lakeland Bancorp to receive dividends from Lakeland Bank could adversely affect our financial condition, results of operations, cash flows and prospects and Lakeland Bancorp’s ability to pay dividends.

Our allowance for loan and lease losses may not be adequate to cover actual losses.

Like all commercial banks, Lakeland Bank maintains an allowance for loan and lease losses to provide for loan and lease defaults and non-performance. If our allowance for loan and lease losses is not adequate to cover actual loan and lease losses, we may be required to significantly increase future provisions for loan and lease losses, which could materially and adversely affect our operating results. Our allowance for loan and lease losses is determined by analyzing historical loan and lease losses, current trends in delinquencies and charge-offs, plans for problem loan and lease resolution, the opinions of our regulators, changes in the size and composition of the loan and lease portfolio and industry information. We also consider the possible effects of economic events, which are difficult to predict. The amount of future losses is affected by changes in economic, operating and other conditions, including changes in interest rates, many of which are beyond our control. These losses may exceed our current estimates. Federal regulatory agencies, as an integral part of their examination process, review our loans and the allowance for loan and lease losses. While we believe that our allowance for loan and lease losses in relation to our current loan portfolio is adequate to cover current losses, we cannot assure you that we will not need to increase our allowance for loan and lease losses or that regulators will not require us to increase this allowance. Future increases in our allowance for loan and lease losses could materially and adversely affect our earnings and profitability.

We are subject to various lending and other economic risks that could adversely affect our results of operations and financial condition.

Economic, political and market conditions, trends in industry and finance, legislative and regulatory changes, changes in governmental monetary and fiscal policies and inflation affect our business. These factors are beyond our control. A further deterioration in economic conditions, particularly in New Jersey, could have the following consequences, any of which could materially adversely affect our business:

•	loan and lease delinquencies may increase;

•	problem assets and foreclosures may increase;

•	demand for our products and services may decrease; and

•	collateral for loans made by us may decline in value, in turn reducing the borrowing ability of our customers.

Further deterioration in the real estate market, particularly in New Jersey, could adversely affect our business. As real estate values in New Jersey decline, our ability to recover on defaulted loans by selling the underlying real estate is reduced, which increases the possibility that we may suffer losses on defaulted loans.

We may suffer losses in our loan portfolio despite our underwriting practices.

We seek to mitigate the risks inherent in our loan portfolio by adhering to specific underwriting practices. Although we believe that our underwriting criteria are appropriate for the various kinds of loans that we make, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves in our allowance for loan and lease losses.

We face strong competition from other financial institutions, financial service companies and other organizations offering services similar to the services that we provide.

Many competitors offer the types of loans and banking services that we offer. These competitors include other state and national banks, savings associations, regional banks and other community banks. We also face competition from many other types of financial institutions, including finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. Many of our competitors have greater financial resources than we do, which may enable them to offer a broader range of services and products, and to advertise more extensively, than we do. Our inability to compete effectively would adversely affect our business.

Declines in value may adversely impact our investment portfolio.

As of September 30, 2013, Lakeland Bancorp had approximately $418.6 million and $96.7 million in available for sale and held to maturity investment securities, respectively. We may be required to record impairment charges on our investment securities if they suffer a decline in value that is considered other-than-temporary. Numerous factors, including lack of liquidity for sales of certain investment securities, absence of reliable pricing information for investment securities, adverse changes in business climate, adverse actions by regulators, or unanticipated changes in the competitive environment could have a negative effect on our investment portfolio in future periods. If an impairment charge is significant enough it could affect the ability of Lakeland Bank to upstream dividends to us, which could have a material adverse effect on our liquidity and our ability to pay dividends to shareholders and could also negatively impact our regulatory capital ratios.

Concern of customers over deposit insurance may cause a decrease in deposits.

With recent increased concerns about bank failures, customers increasingly are concerned about the extent to which their deposits are insured by the FDIC. Customers may withdraw deposits in an effort to ensure that the amount they have on deposit with their bank is fully insured. Decreases in deposits may adversely affect our funding costs and net income.

Increases in FDIC premiums could have a material adverse effect on our future earnings.

The FDIC insures deposits at FDIC insured financial institutions, including Lakeland Bank. The FDIC charges the insured financial institutions premiums to maintain the Deposit Insurance Fund at a certain level. The Dodd-Frank Act amended the Federal Deposit Insurance Act by changing the base against which an insured depository institution’s deposit insurance assessment is calculated. These amendments require the appropriate assessment base to be calculated as the institution’s average consolidated total assets minus average tangible equity, rather than the institution’s deposits. These developments may cause an increase in Lakeland Bank’s future assessments. In addition, the FDIC may be required to increase assessment rates and levy special assessments on Lakeland Bank and other financial institutions in the future, which could have a material adverse effect on Lakeland Bank’s future earnings.

A breach of information security could negatively affect our operations, earnings and reputation.

Increasingly, we depend upon data processing, communication and information exchange on a variety of computing platforms and networks, and over the internet. We cannot be certain all our systems are entirely free from vulnerability to attack, despite safeguards we have instituted including independent third party testing. In addition, we rely on the services of a variety of vendors to meet our data processing and communication needs. Disruptions to our vendors’ systems may arise from events that are wholly or partially beyond our vendors’ control (including, for example, computer viruses or electrical or telecommunications outages). The occurrence of system failures or security breaches, despite the controls we have instituted, could result in damage to our reputation, increased regulatory scrutiny and financial loss or costs to us.

Any unforeseen transition issues that arise in connection with upgrades to our computer hardware and software systems could adversely affect our business.

In the normal course of business, we upgrade certain hardware and software systems critical to our core banking operations and financial reporting. While we expect these changes to go smoothly, no assurances can be given that unforeseen issues will not arise. Depending on the nature of those issues, if any, and the time and resources necessary to correct or resolve them, our business could be adversely affected.

If we do not successfully integrate any banks that we have acquired or may acquire in the future, we may be adversely affected.

We acquired Somerset Hills Bank in May 2013, and are in the process of integrating Somerset Hills Bank into our Company. If we make additional acquisitions in the future, we will need to integrate the acquired entities into our existing business and systems. We may experience difficulties in accomplishing this integration or in effectively managing the combined company after any future acquisition. Any actual cost savings or revenue enhancements that we may anticipate from the Somerset Hills acquisition or any future acquisition will depend on future expense levels and operating results, the timing of certain events and general industry, regulatory and business conditions. Many of these events will be beyond our control, and we cannot assure you that we will be successful in integrating Somerset Hills Bank, or any businesses that we may acquire in the future, into our own business.

You will not know the price of the shares you are purchasing under the Plan at the time you authorize the investment or elect to have your dividends reinvested.

The price of our shares may fluctuate between the time you decide to purchase shares under the Plan and the time of actual purchase. In addition, during this time period, you may become aware of additional information that might affect your investment decision.

The Plan Administrator administers the Plan. If you instruct the Plan Administrator to sell shares under the Plan, you will not be able to direct the time or price at which your shares are sold. The price of our shares may decline between the time you decide to sell shares and the time of actual sale.

Future dividends and a return on your investment are not guaranteed.

This prospectus does not represent a change in our dividend policy or a guarantee of future dividends, which will continue to depend upon our earnings, financial requirements, government regulations and other factors. We cannot assure you a profit, or protect you against losses, on shares purchased pursuant to the Plan. The market price of common stock can fluctuate substantially. You must accept the risks as well as the benefits of the Plan.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Some discussions in this prospectus and in the documents incorporated by reference herein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you to be aware of the speculative nature of “forward-looking statements.” These statements are not guarantees of performance or results. Statements that are not historical in nature, including statements that include the words “may,” “anticipate,” “estimate,” “could,” “should,” “would,” “will,” “plan,” “predict,” “project,” “potential,” “expect,” “believe,” “intend,” “continue,” “assume” and similar expressions, are intended to identify forward-looking statements. Although these statements reflect our good faith belief based on current expectations, estimates and projections about (among other things) the industry and the markets in which we operate, they are not guarantees of future performance. Whether actual results will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties, including the risks and uncertainties discussed in this prospectus and in the documents incorporated by reference herein, including the following: changes in the financial services industry and the U.S. and global capital markets; changes in economic conditions nationally, regionally and in our markets; the nature and timing of actions of the Federal Reserve Board and other regulators; the nature and timing of legislation affecting the financial services industry including, but not limited to, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; government intervention in the U.S. financial system; changes in levels of market interest rates; pricing pressures on loan and deposit products; credit risks of our lending and leasing activities; customers’ acceptance of our products and services; competition; the failure to realize anticipated efficiencies and synergies of the merger of Somerset Hills Bank into Lakeland Bank and of Somerset Hills Bancorp into our Company; and other circumstances, many of which are beyond our control. Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. You should refer to risks detailed under the “Risk Factors” section included in this prospectus and in our periodic and current reports filed with the Securities and Exchange Commission for specific factors which could cause our actual results to be significantly different from those expressed or implied by our forward-looking statements. We do not intend to and assume no responsibility for updating or revising any forward-looking statements contained in or incorporated by reference in this prospectus, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement filed with the Securities and Exchange Commission, or SEC. The registration statement, including the exhibits attached to the registration statement and the information incorporated by reference, contains additional relevant information about us. In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC.

You may read and copy any of the materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, at prescribed rates. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. We are also incorporating by reference any future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 between the date of this prospectus and the date we sell all the common stock covered by this prospectus. Any of those future filings will update, supersede and replace information contained in any documents incorporated by reference in this prospectus at the time of those future filings. These documents contain important information.

•	Our Annual Report on Form 10-K for the year ended December 31, 2012;

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013;

•	Our Current Reports on Form 8-K filed with the SEC on January 24, 2013, January 29, 2013, February 7, 2013, April 18, 2013, April 29, 2013, May 7, 2013, May 9, 2013, May 14, 2013, May 20, 2013, May 31, 2013, July 25, 2013, July 26, 2013, August 20, 2013 and October 24, 2013 (except for such information that is deemed furnished and not filed in accordance with SEC rules); and

•	Our Registration Statement on Form 8-A filed with the SEC on February 18, 2000, and any amendments or reports filed for the purpose of updating that Registration Statement.

You may request a copy of these filings, excluding any filed exhibits, at no cost. Such requests should be addressed to: Lakeland Bancorp, Inc., Attn: Harry Cooper, Vice President, 250 Oak Ridge Road, Oak Ridge, New Jersey 07438, telephone number 973-697-2000, e-mail hcooper@lakelandbank.com.

You should rely only on the information contained or incorporated by reference in this prospectus. No one has been authorized to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we filed with the SEC and incorporated by reference, is accurate as of the date of those documents only. Our business, financial condition and results of operations described in those documents may have changed since those dates.

THE PLAN

The following questions and answers describe how the Plan works.

Purposes

Q1.	What are the purposes of the Plan?

The purposes of the Plan are to provide record holders of our common stock with a simple and convenient method of investing all or a portion of your dividends, as well as optional cash payments, in shares of our common stock. The Plan is a successor to our prior dividend reinvestment and stock purchase plan (the “Prior Plan”), and operates in a similar fashion to the Prior Plan, with certain additional flexibility provided to participants under the new Plan. In particular, under the new Plan, a Lakeland Bancorp shareholder will now be able to:

•	Elect to have all or a portion (at least 10% as required under the Emergency Economic Stabilization Act passed by Congress in 2008) of his or her dividends automatically reinvested in our common stock;

•	Have his or her optional cash payments invested monthly instead of quarterly;

•	Invest optional cash payments in amounts as low as $25 to as much as $10,000 per month; and

•	Make optional cash payments by means of Automatic Monthly Electronic Deductions (in addition to payments by check and online authorizations for one-time withdrawals).

Shares will be purchased either from us or in market transactions. To the extent shares of common stock are purchased from us, we will receive additional funds for general corporate purposes. Currently, participants do not pay brokerage commissions or service charges to purchase shares under the Plan. If a participant requests the Plan Administrator to sell shares held in the participant’s account, the participant will be responsible for the applicable transaction fee and brokerage commission, currently $15.00 per transaction and $0.05 per share, respectively. We have the right to amend the Plan’s fee structure.

In order to participate in the Plan, you must be a shareholder of the Company. You may participate in the dividend reinvestment feature of the Plan, the optional cash payment feature of the Plan, or you may participate in both features of the Plan.

The Plan is not intended to provide shareholders with a mechanism for generating short-term profits through rapid turnover of shares. The intended purposes of the Plan preclude any person or entity from establishing a series of related accounts for the purpose of conducting arbitrage operations and/or exceeding the optional cash payment limit. We reserve the right to modify, suspend or terminate a shareholder’s participation in the Plan if the shareholder is using the Plan for purposes inconsistent with the intended purposes of the Plan.

Advantages

Q2.	What are the advantages of the Plan?

If you participate in the Plan, you:

•	may have dividends on all or a portion (at least 10% as required under the Emergency Economic Stabilization Act passed by Congress in 2008) of your shares of common stock automatically reinvested in additional shares of common stock without any charges for record keeping or brokerage commissions for purchases;

•	may invest in shares of common stock by making monthly optional cash payments within specified limits (currently a minimum of $25, and a maximum of $10,000, per month) without any charges for record keeping or brokerage commissions for purchases; and

•	may avoid record keeping requirements and costs through the custodial and reporting services furnished under the Plan.

Administration

Q3.	Who is the Plan Administrator, and what are the functions of the Plan Administrator?

American Stock Transfer & Trust Company, LLC is the plan administrator (the “Plan Administrator”). It administers the Plan, keeps records, sends statements of account to participants (see Question 22) and performs other duties relating to the Plan. Shares of common stock purchased under the Plan are registered in the name of the Plan Administrator or its nominee and are credited to the accounts of the participants in the Plan. The Plan Administrator acts as the agent for the participants. As the record holder of the shares held in the participants’ accounts under the Plan, the Plan Administrator will receive dividends on all shares held on the dividend record date, will credit the dividends to participants’ accounts on the basis of full and fractional shares held in the accounts, and will automatically reinvest the dividends in additional shares of our common stock. The Plan Administrator makes all purchases of common stock under the Plan. The Plan Administrator also acts a transfer agent and registrar of our common stock. In the event that the Plan Administrator resigns or otherwise ceases to act as plan administrator, we will appoint a new plan administrator to administer the Plan. We may, without the consent of the participants, appoint a different Plan Administrator, including a Plan Administrator who is affiliated with Lakeland Bancorp.

Q4.	Whom should I contact with questions concerning the Plan, and where should correspondence regarding the Plan be directed?

The following address, telephone and website may be used to obtain information about the Plan (and to obtain an enrollment form):

• Internet:	www.amstock.com

• Telephone:	1-888-556-0419

• Mail:	For Inquiries:
Lakeland Bancorp, Inc.
c/o American Stock Transfer & Trust Company, LLC
Attention: Shareholder Relations Department
6201 15th Avenue
Brooklyn, New York 11219

For Transaction Processing:
Lakeland Bancorp, Inc.
c/o American Stock Transfer & Trust Company, LLC
Attention: Plan Administration Department
P.O. Box 922
Wall Street Station
New York, New York 10269-0560

If you have any questions about the Plan, please call the Plan Administrator toll free at 1-888-556-0419. Customer service representatives are available Monday through Friday between the hours of 8:00 a.m. and 8:00 p.m. Eastern time. If you are already a participant, be sure to include your account number(s) and include a reference to Lakeland Bancorp, Inc. in any correspondence.

Shareholders of record also have the option of enrolling or changing their elections online by accessing their shareholder accounts through www.amstock.com.

Participation

Q5.	Who is eligible to participate?

All holders of record of shares of our common stock are eligible to participate in the Plan. To participate in the Plan, your shares of common stock as to which you desire to participate must be registered in your own name. If you are the beneficial owner of shares of common stock which are not registered in your name (for instance, shares that are registered in the name of your broker), then you must first transfer those shares into your own name before you can participate in the Plan with respect to those shares. You may continue to have some of your shares registered in the name of your broker and some of your shares registered in your own name.

Q6.	How does a shareholder participate?

You may join the Plan or change your elections by:

•	accessing and completing an enrollment form online at www.amstock.com; or

•	obtaining an enrollment form by calling the Plan Administrator directly at 1-888-556-0419.

See Question 4 for further information regarding how to contact the Plan Administrator.

If you currently participate in our Prior Plan and you take no further action, you will automatically be a participant in the dividend reinvestment feature of our new Plan with respect to all shares of common stock held in your name, unless (1) you sign and return to the Plan Administrator an enrollment form changing your elections (or change your elections online at www.amstock.com), in which case you will be a participant in our new Plan to the extent of your updated elections, or (2) you notify the Plan Administrator that you do not want to participate in the new Plan, in which case you will be deemed to have withdrawn from the Plan.

Under our Prior Plan, shareholders participating in the dividend reinvestment feature were required to participate to the extent of all shares of common stock held in their name, while our new Plan now permits shareholders to reinvest dividends on all or any portion (at least 10% as required under the Emergency Economic Stabilization Act passed by Congress in 2008) of their Lakeland Bancorp common stock in additional shares of Lakeland Bancorp common stock. Therefore, if you participated in our Prior Plan and desire to participate in the dividend reinvestment feature of our new Plan with respect to less than 100% of the shares held by you, you should complete and return a new enrollment form with your updated elections (or change your elections online at www.amstock.com). Additionally, if you desire to participate in purchases of Lakeland Bancorp common stock through recurring monthly voluntary cash payments, you can use the election form to specify this as well. If you currently participate in our Prior Plan and do not want to continue to participate in our new Plan, you should notify the Plan Administrator pursuant to the contact information specified in Question 4. If you are not currently a participant in our Prior Plan and wish to participate in the Plan, and your shares of common stock are registered in your name, you may join the Plan at any time by signing an enrollment form and returning it to the Plan Administrator (or accessing and completing an enrollment form online at www.amstock.com). If you are not currently a participant in our Prior Plan and wish to participate in the Plan, and your shares of common stock are not registered in your own name, you may join the Plan by arranging with your broker to have a specified number of your shares registered in your name and by signing an enrollment form and returning it to the Plan Administrator. You may not participate in the Plan until some or all of your shares are registered in your own name and a completed enrollment form has been received by the Plan Administrator.

Q7.	When may an eligible shareholder join the Plan?

An eligible shareholder may join the Plan at any time. Once in the Plan, you will remain a participant until you discontinue participation or your participation is terminated by us (see Question 28 below) or the Plan is terminated.

If an enrollment form requesting reinvestment of dividends is received by the Plan Administrator on or before the record date established for a particular dividend, then that dividend will be used to purchase additional shares for you on the applicable dividend payment date for that dividend. If an enrollment form is received after the record date established for a particular dividend, then the reinvestment of dividends will begin on the dividend payment date following the next record date, provided that you are still an eligible shareholder on the next record date.

In order to participate in the Plan, you must be a shareholder of the Company. You may participate in the dividend reinvestment feature of the Plan, the optional cash payment feature of the Plan, or you may participate in both features of the Plan. If you participate in the optional cash payment feature of the Plan, the shares purchased will be allocated to your account under the Plan and all dividends on the shares you purchased through optional cash payments will be automatically reinvested in additional shares of common stock and credited to your account under the Plan.

Neither the Plan nor this prospectus represents a statement regarding our dividend policy or a guarantee of future dividends. The payment of dividends will be within the discretion of our board of directors and will depend upon our earnings, financial requirements, governmental regulations and other factors.

Q8.	What does the enrollment form provide?

By completing an enrollment form, a shareholder may become a Plan participant, and by checking the appropriate boxes on the enrollment form may choose among the investment options discussed below. Enrollment forms may be obtained at any time by calling the Plan Administrator at 1-888-556-0419. The enrollment form is also available on the Plan Administrator’s web site, www.amstock.com, by accessing the “Shareholders” tab, and then accessing “Account Access and General Information,” “Invest Online-All Plans,” and clicking on the link for “Lakeland Bancorp, Inc.” and following the prompts. The information on the Plan Administrator’s web site does not constitute a part of this prospectus.

Costs

Q9.	Are there any expenses to participants in connection with purchases under the Plan?

No, not currently. You will not incur any brokerage commissions or service charges for purchases made under the Plan. In addition, there are no charges for the custodial and safekeeping services provided by the Plan Administrator. The costs of administering the Plan will be paid by us. Certain expenses may be incurred by you, however, if you request the sale of whole shares held in your Plan account (see Question 23), or if you request that shares be sold upon your withdrawal from the Plan (see Question 27). The brokerage commissions and service charges paid by us on your behalf will be treated as dividend income by the Internal Revenue Service. (See Question 33.) We have the right to amend the Plan, including the Plan’s fee structure. (See Question 36.)

Purchases

Q10.	When will purchases be made under the Plan?

Purchases of shares of common stock from Lakeland Bancorp will be made on the relevant “investment date” (as defined in Questions 18 and 20). If shares are purchased in the open market, the Plan Administrator will use its best efforts to make the purchases promptly, but not later than 30 days after the investment date (in most instances). Open market purchases may be subject to such terms concerning price, delivery, and otherwise, as the Plan Administrator may agree to. Neither Lakeland Bancorp nor any participant will have any authority or power to direct the time or price at which shares may be purchased or the selection of the broker or dealer through or from whom purchases are to be made. No interest will be paid on dividends or optional cash payments pending reinvestment or investment.

Q11.	From where will the shares be purchased?

Purchases of shares of common stock will be made by the Plan Administrator in the market, from negotiated purchases, from Lakeland Bancorp itself or from a combination of the foregoing, as determined by the Plan

Administrator in its discretion. Shares purchased directly from us may be either authorized but unissued shares or treasury shares. We have authorized a total of 1,500,000 shares of our common stock under the Plan, subject to adjustment for stock splits and stock dividends.

Q12.	What will be the price of shares purchased under the Plan?

Shares purchased by the Plan Administrator with reinvested dividends or optional cash payments in the open market will be purchased at prevailing prices. The purchase price of shares purchased in market transactions will be the weighted average of the actual prices paid for shares of our common stock by the Plan Administrator. The price of purchases from us of authorized but unissued or treasury shares will be the “Market Price” of our common stock on the relevant investment date. The Market Price will be the average of the closing sales prices of our common stock as reported by the NASDAQ Global Select Market for the last five trading days prior to the investment date on which trades in our common stock were reported.

Q13.	How many shares will be purchased for participants?

Your account will be credited with that number of shares (including fractions computed to three decimal places) equal to the total amount to be invested by you divided by the applicable purchase price (with the purchase price computed to four decimal places).

For example, assume that you hold shares of common stock on which a total dividend of $100 is payable, that you elect the “Full Dividend Reinvestment” option, that you make a $100 optional cash payment and that the purchase price is $11.50. The computation of the number of shares to be credited to your account on the investment dates would be as follows:

Purchase Price*	$11.50
Number of Shares purchased with reinvested dividends ($100.00 ÷ $11.50)	8.696
Number of Shares purchased with optional cash payments ($100.00 ÷ $11.50)	8.696

*	The purchase price is assumed for illustrative purposes only, and will vary with the market price of our common stock.

Optional Cash Payments

Q14.	How does the optional cash payment feature of the Plan work?

As long as you hold some shares of our common stock in your own name, you may participate in the optional cash payment feature of the Plan regardless of whether you participate in the dividend reinvestment feature of the Plan. If you participate in the optional cash payment feature of the Plan, the shares purchased will be allocated to your account under the Plan and all dividends on the shares you purchased through optional cash payments will be automatically reinvested in additional shares of common stock and credited to your account under the Plan.

Each month the Plan Administrator will apply any optional cash payment received from you by the required date (see Questions 16 and 18) to the purchase of common stock for your account. If shares are purchased in the open market, the Plan Administrator will use its best efforts to make the purchases promptly, commencing on the relevant investment date and ending (in most instances) not later than 30 days after the investment date. If the common stock is purchased from us, the Plan Administrator will apply the optional cash payment on the investment date.

We may suspend the optional cash payment feature of the Plan from time to time. You will be promptly notified of any suspension of this feature. In the event the optional cash payment feature is suspended, any optional cash payments (i) received prior to the date of the notice of suspension and not yet invested or

(ii) received after the date of the notice of suspension and before the date of a notice of resumption of the optional cash payment feature, will be returned. If this feature is suspended and then reinstated, you will be notified promptly of the resumption of the optional cash payment feature of the Plan.

Q15.	What are the minimum and maximum amounts for optional cash payments?

If you are a current shareholder, you may make optional cash payments by check or automatic deduction from a U.S. bank account, subject to a minimum investment of $25 per month and up to a maximum of $10,000 per month.

Optional cash payments made by check must be received by the Plan Administrator on or before the business day prior to the next investment date. No interest will be paid on optional cash payments received and held pending investment by the Plan Administrator. If you deliver an optional cash payment other than in a permitted amount, the Plan Administrator will invest only that portion, if any, that complies with the investment limitations and will return the remainder to you. The minimum and maximum amounts of monthly optional cash payments may be changed at our discretion on 30 days’ prior notice to you.

Q16.	How can a participant make an optional cash payment?

You may make optional cash payments by choosing any of the following three options:

•	Check Payment. You may make optional cash payments by sending to the Plan Administrator a check for the purchase of additional shares. Checks must be made payable to “American Stock Transfer & Trust Company, LLC—Lakeland Bancorp, Inc.”, drawn on a U.S. bank and payable in U.S. dollars. If you are not in the United States, contact your bank to verify that they can provide you with a check that clears through a U.S. bank and can print the dollar amount in U.S. funds. Due to the longer clearance period, the Plan Administrator is unable to accept checks clearing through non-U.S. banks. All checks should be sent to the Plan Administrator at the address listed on the tear-off form attached to each statement you receive, or, if making an investment when enrolling, with the enrollment form to the address provided in Question 4. Optional cash payments made by check must be received by the Plan Administrator on or before the business day prior to the next investment date. The Plan Administrator will not accept cash, money orders, traveler’s checks or third party checks.

•	Automatic Monthly Payments from a Bank Account. An Automatic Monthly Electronic Deduction feature is available to make repetitive optional cash payments more convenient. You may make optional cash payments in amounts permitted under the Plan from a pre-designated U.S. account. Automatic monthly Electronic Deductions may be made from an account at any bank, savings association or credit union that is a member of the National Automated Clearing House Association.

To begin Automatic Monthly Electronic Deductions, you must complete and sign a Direct Debit Authorization Form designating, among other things, the amount to be withdrawn each month (minimum of $25, maximum of $10,000) and the account from which funds are to be withdrawn, and return the form to the Plan Administrator. You must also provide a voided blank check. Your election to use the Automatic Monthly Electronic Deduction feature will become effective as soon as practicable after the Direct Debit Authorization Form is processed.

Once you begin Automatic Monthly Electronic Deductions, the Plan Administrator will withdraw funds from your designated account on or about the 25th day of each month. Those funds will be invested in shares of our common stock on the next investment date for optional cash payments.

You may change the amounts of your future Automatic Monthly Electronic Deductions by completing and sending to the Plan Administrator a new Direct Debit Authorization Form. You may terminate Automatic Monthly Electronic Deductions by notifying the Plan Administrator in writing. Your request will be processed and will become effective as promptly as is practicable.

•	Online Payments. You may make optional cash payments online through the Plan Administrator’s website, www.amstock.com. In order to purchase shares through an online payment, you must authorize the withdrawal of funds from your U.S. bank account.

Q17.	How are payments with “insufficient funds” handled?

In the event that any check or other deposit is returned unpaid for any reason or your pre-designated bank account does not have sufficient funds for an Automatic Monthly Electronic Deduction, the Plan Administrator will consider the request for investment of that payment null and void. The Plan Administrator will immediately remove from your account, and may sell, any shares already purchased in anticipation of receiving those funds. The Plan Administrator will also be entitled to sell these shares to satisfy any uncollected amounts, including any service charge for the returned or rejected item. If the net proceeds of the sale of these shares are insufficient to satisfy these uncollected amounts, the Plan Administrator can sell additional shares from the participant’s account to satisfy the uncollected balance.

Q18.	What are the investment dates for optional cash payments?

Optional cash payments will be invested each month. The “investment dates” for optional cash payments will be the first business day of each calendar month. If the Plan Administrator acquires shares in the open market, the Plan Administrator will use its best efforts to make the purchases promptly, but not later than 30 days after the investment date (in most instances). Open market purchases may be subject to such terms concerning price, delivery, and otherwise, as the Plan Administrator may agree to.

If you are investing by mail, the Plan Administrator must receive your physical check on or before the business day prior to the next investment date. Optional cash payments received after the applicable investment date deadline will be applied to purchase shares on the following investment date. If you are investing online, please refer to your confirmation page for the estimated debit date for your one-time deduction. You may request the return of an optional cash payment by written request received by the Plan Administrator not later than 48 hours prior to the applicable investment date. No interest will be paid on funds pending investment held by the Plan Administrator. Optional cash payments will be returned to the participant if, after receipt but prior to investing such funds, the optional cash payment feature of the Plan is suspended. (See Question 14 above.)

Please refer to Question 20 for a discussion of the investment dates for dividend reinvestments.

Dividend Reinvestment Options

Q19.	What are the dividend reinvestment options?

If you mark “Full Dividend Reinvestment” on your enrollment form, the Plan Administrator will purchase additional common shares for your Plan account with:

•	all cash dividends on both shares held in your name and your Plan shares; and

•	any optional cash payments that you make under the Plan.

If you mark “Partial Dividend Reinvestment” on your enrollment form, the Plan Administrator will reinvest dividends on a portion of the shares held in your name that you indicated (at least 10% as required under the Emergency Economic Stabilization Act passed by Congress in 2008) and pay cash dividends on the rest of the shares held in your name. Dividends on all Plan shares will automatically be reinvested. In addition, the Plan Administrator will apply to the purchase of additional shares for your account:

•	any optional cash payments that you make under the Plan.

If you mark “Cash Payments Only (No Dividend Reinvestment)”, none of your cash dividends will be reinvested. You will receive a check or electronic deposit for the full amount of cash dividends paid on all shares held in your name.

Automatic reinvestment of your cash dividends does not relieve you of liability for income taxes that may be owed on your dividends. Dividends paid on shares credited to your Plan account will be included in information provided both to you and the Internal Revenue Service.

If you elect to receive all or a portion of your dividends in cash, your cash dividends may be deposited directly into your checking, savings or credit union account at any financial institution that accepts electronic direct deposits. Receiving your payments by direct deposit ensures that the funds will be deposited into your bank account on the payment date. If you are interested in direct deposit of dividends, you should complete the appropriate section of the enrollment form or call AST, or visit AST online at www.amstock.com for a Direct Dividend Deposit Authorization Agreement.

The Plan Administrator will report cost basis to both the participants in the Plan and the Internal Revenue Service. The Internal Revenue Service requires shareholders participating in the dividend reinvestment feature of the Plan to reinvest a minimum of 10% of their dividend on each dividend investment date. If your account falls under the 10% mandatory threshold, you will be sent a notification outlining your alternatives for dividend reinvestment.

Q20.	What are the record dates and investment dates for dividend reinvestments?

We typically declare dividends on or about January 15, April 15, July 15 and October 15 of each year. Dividend record dates are likely to occur on or about January 31, April 30, July 31 and October 31. Dividend payment dates typically occur on or about February 15, May 15, August 15 and November 15 of each year. Dividend payment dates are the “investment dates” for purposes of dividend reinvestments. If the Plan Administrator acquires shares in the open market, the Plan Administrator will use its best efforts to make the purchases promptly, but not later than 30 days after the investment date (in most instances). Open market purchases may be subject to such terms concerning price, delivery, and otherwise, as the Plan Administrator may agree to.

Please refer to Question 18 above for a discussion of the investment dates for optional cash payments.

Q21.	Will a participant be credited with dividends on shares held in his or her Plan account?

Yes. Dividends on full shares, and any fractional shares, credited to your account will be reinvested in additional shares of our common stock and credited to your account.

We may suspend the dividend reinvestment feature of the Plan from time to time. You will be promptly notified of any suspension of the dividend reinvestment feature of the Plan. If there is a suspension, then any and all dividends will be paid to you in cash. If this feature is suspended and then reinstated, you will be notified promptly of the resumption of the dividend reinvestment feature of the Plan.

Reports to Participants

Q22.	What kind of reports will be sent to participants in the Plan?

You will receive a statement of account after each share purchase made on your behalf. The statement will set forth the amount of the most recent reinvestment and/or investment, the number of shares purchased, the price per share and the total number of shares held in your account. These statements are your record of the costs of your purchases and should be retained for income tax purposes. In addition, you will receive copies of other communications sent to our shareholders and Internal Revenue Service information for reporting dividend income received.

Certificates for Shares; Sale of Shares

Q23.	Will certificates be issued for shares of common stock purchased under the Plan? May a participant request the sale of shares of common stock held in his or her Plan account?

Shares of our common stock purchased under the Plan for the accounts of participants will be registered in the name of the Plan Administrator or its nominee. Certificates for shares purchased on your behalf will not be issued to you unless you make a written request to the Plan Administrator. The total number of shares credited to an account under the Plan will be shown on each account statement. This custodial service protects you against the risk of loss, theft or destruction of stock certificates.

Certificates for any number of whole shares credited to your account under the Plan will be issued to you upon written request to the Plan Administrator. You may also request that all or part of the whole shares credited to your Plan account be sold. If you make such a request, the sale shall be made for you by the Plan Administrator as soon as practicable after the request is received. You will receive the proceeds from such sale, less the Plan Administrator’s transaction fee and related brokerage commissions (currently $15.00 per transaction and $0.05 per share, respectively) and less any applicable transfer taxes. Any remaining full shares and fractions of a share will continue to be credited to your account.

Certificates for fractions of shares will not be issued under any circumstances.

Q24.	Can a participant add shares to his or her account by transferring stock certificates that he or she possesses?

Yes. You may increase the number of shares held in your account by depositing certificates representing shares of our common stock with the Plan Administrator. These certificates must be presented in transferable form and must be accompanied by a written request that the shares be added to your account.

Q25.	If stock certificates are issued, in whose name will they be registered?

Accounts under the Plan are maintained in the names in which certificates of the participants were registered at the time the participants entered the Plan. Certificates for whole shares will be similarly registered when issued at the request of a participant. (See Question 23.)

Shares credited to your account will be registered in the name of the Plan Administrator or its nominee and may not be pledged or assigned. Any purported pledge or assignment will be void.

Q26.	What happens when a participant sells or transfers all of the shares registered in the participant’s name?

If you dispose of shares of our common stock registered in your name (those shares which are not registered in the name of the Plan Administrator or its nominee), the dividends on shares previously credited to your account under the Plan will continue to be reinvested until you notify the Plan Administrator that you wish to withdraw from the Plan. (See Question 27.)

Withdrawal

Q27.	How does a participant withdraw from the Plan?

You may withdraw from the Plan by sending a written withdrawal notice to the Plan Administrator at the address set forth in response to Question 4. When you withdraw from the Plan, or upon termination of your participation in the Plan or upon termination of the Plan by us, certificates for whole shares credited to your account under the Plan will be issued and a cash payment will be made for any fractional shares based on the then current Market Price of the common stock. (See Question 29.) If you participated in the Prior Plan but do not wish to participate in the Plan, you should send a written withdrawal notice to the Plan Administrator.

Upon your withdrawal from the Plan, you may also request that all or part of the whole shares credited to your account in the Plan be sold. If you make such a request, the sale will be made for you by the Plan Administrator as soon as practicable after the request is received. You will receive the proceeds from the sale, less the Plan Administrator’s transaction fee and related brokerage commissions (currently $15.00 per transaction and $0.05 per share, respectively) and less any applicable transfer taxes.

Q28.	When may a participant withdraw from the Plan?

You may withdraw from the Plan at any time. If the notice of withdrawal is received at least three business days prior to the payment date for a particular dividend, the notice will be effective as to the reinvestment of that dividend (and that dividend will be paid out in cash). If the request is received less than three business days prior to the dividend payment date, then that dividend will be reinvested; provided that subsequent dividends will be paid out in cash. An optional cash payment received by the Plan Administrator may only be withdrawn by written request received by the Plan Administrator not later than 48 hours prior to the applicable investment date. If you elect to make optional cash payments through the Automatic Monthly Electronic Deduction feature of the Plan, you may terminate the automatic deductions by notifying the Plan Administrator in writing, by telephone or through their web site (see Question 4 for contact information); your request will be processed and will become effective as promptly as is practicable.

The Plan Administrator may terminate a participant’s participation in the Plan after mailing a notice of intention to terminate to the participant at his or her address as it appears in the Plan Administrator’s records. We reserve the right to terminate any participant’s participation in the Plan at any time for any reason, including, without limitation, arbitrage-related activities, transactional profit activities and excessive re-enrollments.

Q29.	What happens to a fraction of a share when a participant withdraws from the Plan?

When you withdraw from the Plan, a cash payment representing any fraction of a share credited to the participant’s account will be mailed directly to the participant. The cash payment will be based on the Market Price of our common stock on the effective date of withdrawal.

Other Information

Q30.	What happens if Lakeland Bancorp issues a stock dividend or declares a stock split?

Any shares resulting from stock dividends or stock splits applicable to shares of our common stock held by a participant under the Plan will be credited to the participant’s account. The number and class of shares subject to the Plan will be adjusted to reflect such events as stock dividends and stock splits. Transaction processing may either be curtailed or suspended until the completion of any stock dividend, stock split, rights offering or similar corporate action.

Q31.	If we have a common stock rights offering, how will rights on shares credited to a participant’s account be treated?

Subscription warrants representing rights on any shares of our common stock, both whole and fractional, credited to your account will be mailed directly to you in the same manner as to shareholders who do not participate in the Plan.

Q32.	How will a participant’s shares be voted at meetings of shareholders?

Shares held for you by the Plan Administrator will be voted in the same manner as shares owned directly by you.

For each meeting of shareholders, you will receive a proxy card which will enable you to vote the shares registered in your own name. If the proxy card is returned properly signed and marked for voting, all whole shares held for you under the Plan will be voted in the same manner as the shares owned directly by you. The total number of whole shares held under the Plan also may be voted in person at a meeting.

If no instructions are received on a properly signed proxy card with respect to any item, all of your whole shares (those registered in your name and those credited to your account under the Plan) will be voted in accordance with the recommendations of our board of directors, to the extent permitted by applicable law. This is the same as for non-participating shareholders who return properly signed proxies and do not provide instructions. If the proxy card is not returned or if it is returned unsigned, none of your shares will be voted unless you vote in person.

Participants may also vote the shares in their Plan accounts by telephone or on the internet.

Q33.	What are the federal income tax consequences of participation in the Plan?

The following discussion is a summary of the material U.S. federal income tax consequences of your participation in the Plan. The summary is based on the Internal Revenue Code of 1986, as amended, U.S. Treasury Regulations, administrative rulings, and court decisions, as in effect as of the date of this prospectus, all of which are subject to change at any time, possibly with retroactive effect. This summary does not address any state, local or foreign tax consequences of your participation in the Plan. We recommend that you consult your own tax advisor about the tax consequences of your participation in the Plan.

As a participant in the Plan, you will be considered to have received a dividend for federal income tax purposes equal to the fair market value of the shares purchased with reinvested dividends. For taxable years beginning after December 31, 2012, dividends received by individuals, estates and trusts are also subject to a 3.8% Medicare tax on certain unearned income. The fair market value of the shares received will be determined using the weighted average of the total price paid by the Plan Administrator with respect to the particular investment date for the purchased shares, as described in Question 12. Such fair market value should also become your basis in the shares purchased under the Plan. The holding period for shares acquired upon reinvestment of dividends will begin on the day following the investment date.

If you elect to invest in additional shares by making optional cash payments, you will be treated for federal income tax purposes as having received a dividend equal to the excess, if any, of (a) the fair market value of the shares purchased, over (b) the optional cash payment made. Your tax basis in the shares purchased under the Plan with optional cash payments should be equal to the amount of the optional cash payment plus the excess, if any, of the fair market value of the shares purchased over the optional cash payment made. Your holding period for such shares will begin on the day following the investment date.

The Internal Revenue Service has taken the position that brokerage commissions which are incurred in connection with open market stock purchases on behalf of participants in similar plans which are not paid by the participants constitute dividend income to the participants. A participant’s basis in the shares so purchased would be increased by the amount of the brokerage commissions included in dividend income.

The dividend income received by a corporate stockholder may be eligible for the 70% dividends-received deduction.

You will not realize any taxable income upon the receipt of certificates for whole shares credited to your account under the Plan. However, if you receive cash for fractional shares credited to your account, you will realize gain or loss. Gain or loss will also be realized by you upon the sale or exchange of shares after withdrawal from the Plan. The amount of such gain or loss will be the difference between the amount which you receive for each whole or fractional share, and your tax basis. Any such gain or loss will be a capital gain or loss if the shares sold were held as a capital asset. Such capital gain or loss will be long term if you held the shares sold for more than one year, and otherwise will be short term.

A foreign stockholder who is a participant and whose dividends are subject to United States income tax withholding will have the amount of the tax to be withheld deducted from the dividends before reinvestment in additional shares. The amount of the tax withheld will be treated as a dividend for federal income tax purposes. The statements confirming purchases made for a foreign participant will indicate that tax has been withheld.

The final statement received from the Plan Administrator during any calendar year will include information for that year regarding total dividends paid on shares held in your Plan account and the amount of any brokerage commissions paid on your behalf. In addition, we will send you a statement at year end showing total dividends paid on shares held of record. These statements should be retained for tax reporting purposes.

The Plan Administrator will report cost basis to both the participants in the Plan and the Internal Revenue Service. The Internal Revenue Service now requires shareholders participating in the dividend reinvestment feature of the Plan to reinvest a minimum of 10% of their dividend on each dividend investment date. If your account falls under the 10% mandatory threshold, you will be sent a notification outlining your alternatives for dividend reinvestment.

Q34.	Can a shareholder re-enter the Plan after withdrawing from the Plan?

Yes. You may re-enter the Plan by following the procedures applicable for initial enrollment in the Plan. However, we reserve the right to reject any enrollment form from a previous participant in the event of excessive enrollments and withdrawals.

Q35.	What is the responsibility of Lakeland Bancorp and the Plan Administrator?

Lakeland Bancorp and the Plan Administrator will not be liable for any act or omission done in good faith in administering the Plan, including without limitation, any claim of liability arising out of failure to terminate a participant’s account upon a participant’s death prior to receipt of notice in writing of such death and any claim of liability with respect to the prices at which shares are purchased or sold for participants’ accounts or the times such purchases or sales are made.

Neither Lakeland Bancorp nor the Plan Administrator can assure you of a profit or protect you against a loss on the shares purchased under the Plan.

Q36.	May the Plan be changed or discontinued?

Yes. We reserve the right at any time to suspend, modify or terminate the Plan or any feature of the Plan, including the optional cash payment feature and the dividend reinvestment feature. In addition, we reserve the right at any time to suspend, modify or terminate participation in the Plan by any participant. All participants affected by such action will receive notice of the suspension, modification or termination. Our right to modify the Plan includes the right to increase or decrease the minimum and maximum amounts of optional cash payments which may be made under the Plan and to impose fees in connection with participation in the Plan. Revisions in such minimum and maximum amounts and in the fee structure of the Plan will only be made upon 30 days’ prior notice to participants. Any such suspension, modification or termination will not affect previously executed transactions. Upon a termination of the Plan by us, certificates for whole shares credited to participants’ accounts will be issued, and cash payments will be made for any fractions of a share credited to participants’ accounts. Such cash payments will be based on the Market Price of our common stock on the effective date of termination.

Q37.	Who interprets the Plan?

Lakeland Bancorp will interpret and regulate the Plan. All of our interpretations and regulations will be conclusive.

Q38.	What transactions can I conduct through the Plan Administrator’s online services?

The Plan Administrator offers you a convenient way to invest in our common stock completely online, without having to send in any forms or checks by mail. Through AST’s online services (available by accessing www.amstock.com), you may:

•	Enroll in the Plan;

•	Authorize a one-time withdrawal of funds from your U.S. bank account for purposes of making a voluntary cash payment to purchase additional shares of our common stock;

•	Establish automatic monthly investments;

•	Change you dividend reinvestment election;

•	Review your transaction history and position summary;

•	Change or terminate automatic monthly investments;

•	Request certificates;

•	Arrange for online sales of some or all of your shares;

•	Download enrollment and other forms;

•	Update personal information;

•	Receive transaction confirmations via e-mail; and

•	Arrange to receive Lakeland Bancorp annual reports and other materials over the Internet.

You can access these services through AST’s website, www.amstock.com. Participation in the Plan through the Internet is entirely voluntary.

Once you establish an online account with AST, you will need your account number, social security number and password to access your online account.

USE OF PROCEEDS

We have no basis for estimating precisely either the number of shares of our common stock that ultimately will be purchased from us under the Plan or the prices at which such shares will be sold. We propose to use the net proceeds from the sale of such shares, when and as received, for general corporate purposes, including investments in, or extensions of credit to, our bank subsidiary. We are unable to estimate the amount of the proceeds which will be devoted to any specific purpose.

LEGAL OPINION

The legality of the shares of our common stock offered by this prospectus will be passed upon for us by Lowenstein Sandler LLP, 65 Livingston Avenue, Roseland, New Jersey 07068.

EXPERTS

The audited financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing and in giving said reports.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 14A:3-5 of the New Jersey Business Corporation Act empowers us to indemnify past and current directors and officers against liabilities and expenses under certain circumstances. Our Bylaws and Certificate of Incorporation, as amended, provide for indemnification and exculpation of directors and officers by us to the fullest extent permitted by law.

We have purchased insurance policies which will pay on behalf of any of our directors or officers any loss (within limits and subject to applicable deductible provisions under such policies) arising out of certain claims made against such person by reason of any wrongful act taken, omitted or attempted by such person in such person’s capacity as a director or officer, including, among other things, any misleading statement or omission or other matter claimed against such person solely by reason by such person’s being a director or officer.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of Lakeland Bancorp pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth estimated expenses expected to be incurred in connection with the issuance and distribution of the securities being registered:

securities being registered:

SEC filing fee	$2,245
Printing fees	7,000	*
Legal fees and expenses	12,500	*
Accounting fees	15,000	*
Mailing expenses	3,500	*
Miscellaneous	4,755	*

Total	45,000	*

*	Estimated

Item 15. Indemnification of Directors and Officers.

Subsection (2) of Section 3-5, Title 14A of the New Jersey Business Corporation Act empowers a corporation to indemnify a corporate agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (other than an action by or in the right of the corporation) against reasonable costs (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. For purposes of the Act, a “corporate agent” means any person who is or was a director, officer, employee or agent of the corporation or a person serving at the request of the corporation as a director, officer, trustee, employee or agent of another corporation or enterprise.

Subsection (3) of Section 3-5 empowers a corporation to indemnify a corporate agent against reasonable costs (including attorneys’ fees) incurred by him in connection with any proceeding by or in the right of the corporation to procure a judgment in its favor which involves such corporate agent by reason of the fact that he is or was a corporate agent if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Superior Court of New Jersey or the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Subsection (4) of Section 3-5 provides that to the extent that a corporate agent has been successful in the defense of any action, suit or proceeding referred to in subsections (2) and (3) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) incurred by him in connection therewith.

Subsection (5) of Section 3-5 provides that a corporation may indemnify a corporate agent in a specific case if it is determined that indemnification is proper because the corporate agent met the applicable standard of conduct, and such determination is made by any of the following: (a) the board of directors or a committee thereof, acting by a majority vote of a quorum consisting of disinterested directors; (b) independent legal counsel, if there is no quorum of disinterested directors or if the disinterested directors empower counsel to make the determination; or (c) the shareholders.

Subsection (8) of Section 3-5 provides that the indemnification provisions in the law shall not exclude any other rights to indemnification that a director or officer may be entitled to under a provision of the certificate of incorporation, a by-law, an agreement, a vote of shareholders, or otherwise. That subsection explicitly permits indemnification for liabilities and expenses incurred in proceedings brought by or in the right of the corporation (derivative proceedings). The only limit on indemnification of directors and officers imposed by that subsection is that a corporation may not indemnify a director or officer if a judgment has established that the director’s or officer’s acts or omissions were a breach of his or her duty of loyalty, not in good faith, involved a knowing violation of the law, or resulted in receipt by the corporate agent of an improper personal benefit.

Subsection (9) of Section 3-5 provides that a corporation is empowered to purchase and maintain insurance on behalf of a director or officer against any expenses or liabilities incurred in any proceeding by reason of that person being or having been a director or officer, whether or not the corporation would have the power to indemnify that person against expenses and liabilities under other provisions of the law.

The Registrant’s Restated Certificate of Incorporation, as amended, contains the following provision:

“A director or an officer of the corporation shall not be personally liable to the corporation or its shareholders for the breach of any duty owed to the corporation or its shareholders except to the extent that an exemption from personal liability is not permitted by the New Jersey Business Corporation Act. Any expenses incurred by a director or officer of the corporation in connection with a proceeding involving the director or officer may be paid by the corporation in advance of final disposition of the proceeding, provided the director or officer undertakes to repay such amount unless it shall ultimately be determined that he or she is entitled to indemnification.”

The Registrant’s Bylaws contain the following provisions regarding indemnification:

“Any person and his or her heirs, executors, or administrators, may be indemnified or reimbursed by the Corporation for reasonable expenses actually incurred in connection with any threatened, pending or completed action, suit or proceeding, civil, administrative, investigative or criminal, in which any of them shall have been made a party by reason of a person being or having been a director, officer, or employee of the Corporation or of any firm, corporation, or organization which that person served in any such capacity at the request of the Corporation; provided, that person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Corporation and with respect to criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful and, provided further, that no such person shall be so indemnified or reimbursed in relation to any matter in such action, suit, or proceeding which has been made the subject of a compromise settlement except with the approval of a court of competent jurisdiction, or the holders of record of a majority of the outstanding shares of the Corporation, or the Board of Directors, acting by vote of Directors not parties to the same or substantially the same action, suit, or proceeding constituting a majority of the whole number of Directors. The foregoing right of indemnification or reimbursement shall not be exclusive of other rights to which such a person and his or her heirs, executors, or administrators may be entitled as a matter of law.

“The Corporation may, upon the affirmative vote of a majority of its Board of Directors, purchase insurance for the purpose of indemnifying its Directors, officers, and other employees to the extent that such indemnifications are allowed in the preceding paragraph. Such insurance may, but need not, be for the benefit of all Directors, officers, or employee.”

The Registrant currently maintains directors’ and officers’ liability coverage which will insure the Registrant’s directors and officers and the directors and officers of its subsidiaries in certain circumstances.

Item 16. List of Exhibits.

Exhibit No.	Description

4.1	Registrant’s Restated Certificate of Incorporation, dated May 19, 2005, including Certificate of Amendment dated February 4, 2009 to Registrant’s Restated Certificate of Incorporation, is incorporated by reference to Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed with the SEC on February 9, 2009.

4.2	Certificate of Amendment, dated January 29, 2009, to Registrant’s Restated Certificate of Incorporation, is incorporated by reference to Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2009.

4.3	Certificate of Amendment, dated May 8, 2013, to Registrant’s Restated Certificate of Incorporation, is incorporated by reference to Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed with the SEC on May 14, 2013.

4.4	Registrant’s Amended and Restated Bylaws are incorporated by reference to Exhibit 3.2 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012.

4.5	Lakeland Bancorp, Inc. 2013 Automatic Dividend Reinvestment and Stock Purchase Plan.

5.1	Opinion of Lowenstein Sandler LLP.

23.1	Consent of Grant Thornton LLP.

23.2	Consent of Lowenstein Sandler LLP (contained in Exhibit 5.1).

24.1	Power of Attorney.

99.1	Enrollment Form for Lakeland Bancorp, Inc. 2013 Automatic Dividend Reinvestment and Stock Purchase Plan.

99.2	Letter to Shareholders.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Oak Ridge, State of New Jersey, on November 27, 2013.

LAKELAND BANCORP, INC.

By:	/s/ Thomas J. Shara
Thomas J. Shara
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated below.

Signature	Capacity	Date

/s/ Thomas J. Shara Thomas J. Shara	Director, President and Chief Executive Officer (Principal Executive Officer)	November 27, 2013

*/s/ Joseph F. Hurley Joseph F. Hurley	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 27, 2013

*/s/ Bruce D. Bohuny Bruce D. Bohuny	Director	November 27, 2013

*/s/ Roger Bosma Roger Bosma	Director	November 27, 2013

*/s/ Mary Ann Deacon Mary Ann Deacon	Director	November 27, 2013

*/s/ Edward B. Deutsch Edward B. Deutsch	Director	November 27, 2013

*/s/ Brian Flynn Brian Flynn	Director	November 27, 2013

*/s/ Mark J. Fredericks Mark J. Fredericks	Director	November 27, 2013

*/s/ Janeth C. Hendershot Janeth C. Hendershot	Director	November 27, 2013

*/s/ Thomas J. Marino Thomas J. Marino	Director	November 27, 2013

*/s/ Robert E. McCracken Robert E. McCracken	Director	November 27, 2013

Signature	Capacity	Date

*/s/ Robert B. Nicholson III Robert B. Nicholson III	Director	November 27, 2013

*/s/ Joseph P. O’Dowd Joseph P. O’Dowd	Director	November 27, 2013

*/s/ Stephen R. Tilton, Sr. Stephen R. Tilton, Sr.	Director	November 27, 2013

*By:	/s/ Thomas J. Shara
Thomas J. Shara
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

4.1	Registrant’s Restated Certificate of Incorporation, dated May 19, 2005, including Certificate of Amendment dated February 4, 2009 to Registrant’s Restated Certificate of Incorporation, is incorporated by reference to Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed with the SEC on February 9, 2009.

4.2	Certificate of Amendment, dated January 29, 2009, to Registrant’s Restated Certificate of Incorporation, is incorporated by reference to Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2009.

4.3	Certificate of Amendment, dated May 8, 2013, to Registrant’s Restated Certificate of Incorporation, is incorporated by reference to Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed with the SEC on May 14, 2013.

4.4	Registrant’s Amended and Restated Bylaws are incorporated by reference to Exhibit 3.2 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012.

4.5	Lakeland Bancorp, Inc. 2013 Automatic Dividend Reinvestment and Stock Purchase Plan.

5.1	Opinion of Lowenstein Sandler LLP.

23.1	Consent of Grant Thornton LLP.

23.2	Consent of Lowenstein Sandler LLP (contained in Exhibit 5.1).

24.1	Power of Attorney.

99.1	Enrollment Form for Lakeland Bancorp, Inc. 2013 Automatic Dividend Reinvestment and Stock Purchase Plan.

99.2	Letter to Shareholders.